

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 10, 2016

<u>Via E-mail</u>
Jonathan Weinberg, Esq.
General Counsel
Evolent Health, Inc.
800 N. Glebe Road, Suite 500
Arlington, Virginia 22203

> **Re:** **Evolent Health, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 28, 2016**
> **File No. 333-212709**

Dear Mr. Weinberg:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note that you stated in your response letter to our comment that TPG Global, LLC is an affiliate of a broker-dealer. A selling shareholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that

   - the selling shareholder purchased the shares being registered for resale in the ordinary course of business, and
   - at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

   Please confirm that, when you identify your selling shareholders, you will identify any selling shareholder who is an affiliate of a broker-dealer as an underwriter unless the prospectus states the above two representations with respect to any such shareholder.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3758 with any other questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: William V. Fogg, Esq. (via E-Mail)
         Cravath, Swaine & Moore LLP